U-HAUL INTERNATIONAL
2727 N. Central Ave.
P.O. Box 21502
Phoenix, AZ  85036-1502
(602)263-6811
Fax No.(602)263-6109

May 2, 1996

Via Facsimile 847-317-4462
Original Via US Mail/FEDEX

Mr. Thomas E. Meador
BALCOR
2355 Waukegan Road, Suite A200
Bannockburn, Illinois 60015

RE:  Balcor/Colonial Storage Income Fund-86

Dear Mr. Meador:

This letter is to express U-Haul's revised offer to purchase the above referenced properties for a cash price of $69,000,000. We currently have available bank lines in excess of $150 million to finance the acquisition of the subject portfolio. We hope as general partner you will relay this information to the limited partners.

It is our understanding that the contract you have executed allows for the sale to another party if such a sale is in the limited partner's best interest. We are willing to pay the penalty, if any, that you may incur due to your release from the existing contract, subject to our approval of the dollar amount of.
We have completed our due diligence and are willing to close promptly.

Please keep in mind that we will require NO financing of any sort and should be able to close subject only to the issuance of title insurance.

Should your institution have an interest in pursuing this transaction please respond. If you have any questions, please do not hesitate to contact me at
(800)528-0361.


Sincerely,

U-HAUL INTERNATIONAL, INC.

/s/ Donald Wm. Murney

Donald Wm. Murney
Chief Financial Officer and Treasurer

cc:  Phillip Schechter
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